August 11, 2005






United States Securities and Exchange Commission
Washington D.C. 20549

Re:  Hynes & Howes Insurance Counselors, Inc.
     File No. 000-07376

Enclosed please find the certification required by Item 601(b)(32) of Regulation S-K that you requested regarding Hynes & Howes Insurance Counselors, Inc.

This letter will serve as acknowledgment of the following:

	-	the company is responsible for the adequacy and accuracy of the
		disclosure in the filing;
	-	staff comments or changes to disclosure in response to staff
		comments do not foreclose the Commission from taking any action with respect to the filing; and
	-	the company may not assert staff comments as a defense in any
		proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,



Joyce Whitt
President